June 23, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Replidyne, Inc. Form S-1 Registration Statement Registration File No. 333-133021
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission (the "Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 4:30 pm Eastern Time on June 27, 2006 or as soon thereafter as is practicable.
In connection with this request, the undersigned registrant hereby acknowledges that:
          (i)      should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
          (ii)      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and
          (iii)      the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Replidyne, Inc.
By:	/s/ Kenneth J. Collins
Kenneth J. Collins
President and Chief Executive Officer

cc:	Mark L. Smith, Replidyne, Inc. James C.T. Linfield, Esq., Cooley Godward llp Laura M. Medina, Esq.., Cooley Godward llp David J. Segre, Esq., Wilson Sonsini Goodrich & Rosati

June 23, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Replidyne, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-133021
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:30 p.m. EDT on the afternoon of June 27, 2006, or as soon thereafter as practicable.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MORGAN STANLEY & CO. INCORPORATED
As Representatives

By: Merrill Lynch, Pierce, Fenner & Smith Incorporated	By: Morgan Stanley & Co. Incorporated

/s/ Christine Bergmann	/s/ Bryan Andrzejewski

Christine Bergmann	Bryan Andrzejewski
Vice President	Executive Director

June 23, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Replidyne, Inc.
Registration Statement on Form S-1
File No. 333-133021
Ladies and Gentlemen:
The following information with respect to the distribution of the preliminary prospectus dated June 13, 2006, is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the above referenced Registration Statement.
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 13, 2006, through the date hereof:
     Preliminary Prospectus dated June 13, 2006:
     13,218 copies to prospective Underwriters, institutional investors, dealers and others

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MORGAN STANLEY & CO. INCORPORATED
As Representatives

By: Merrill Lynch, Pierce, Fenner & Smith Incorporated	By: Morgan Stanley & Co. Incorporated

/s/ Christine Bergmann	/s/ Bryan Andrzejewski

Christine Bergmann	Bryan Andrzejewski
Vice President	Executive Director